Quepasa Corporation
324 Datura Street
Suite 114
West Palm Beach, FL 33401

October 4, 2011

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549
Attention: Mr. Ajay Koduri

Re:	Quepasa Corporation Registration Statement on Form S-4 File No. 333-176235

Dear Mr. Koduri:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Quepasa Corporation (the “Company”) is hereby requesting that the Company’s Registration Statement on Form S-4 (File No. 333-176235) be made effective on October 5, 2011 at 4:30 p.m., or as such later time as the Commission shall provide.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Harris or Brian Bernstein, our legal counsel at (561) 478-7077.

Very truly yours,

/s/ Michael Matte
Michael Matte Chief Financial Officer

cc:           Michael D. Harris, Esq.